UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 000-51694

Perion Network Ltd.

(Translation of registrant's name into English)

2 Leonardo Da Vinci Street, 24th Floor

Tel Aviv, Israel 6473309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

On August 26, 2026, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Acquires PRN, a Leading In-Store Retail Media Company with Exclusive Multi-year Partnerships Across Some of North America’s Largest Retailers”. A copy of this press release is furnished as Exhibit 99.1 herewith.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Elad Tzubery Name: Elad Tzubery Title: Chief Financial Officer

Date: August 26, 2026